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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                         SALTON/MAXIM HOUSEWARES, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)


                                   795757103
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                                 (CUSIP number)


                               ANDREW HULSH, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                         LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                             MIAMI, FLORIDA  33131
                               (305) 579-0832
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 JULY 10, 1996
- --------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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
                                             SCHEDULE 13D
 CUSIP No. 795757103                                                                      Page 2 of __ Pages
           -----------------



  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WINDMERE-DURABLE HOLDINGS, INC. ("WINDMERE")
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [ ]
                                                                                                                 (b) [ ]


  3    SEC USE ONLY



  4    SOURCE OF FUNDS

            WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
                                 7     SOLE VOTING POWER                                      6,508,572

           NUMBER OF
            SHARES               8     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                9     SOLE DISPOSITIVE POWER                                 6,508,572
           REPORTING
          PERSON WITH
                                 10    SHARED DISPOSITIVE POWER


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,508,572

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50%
  14   TYPE OF REPORTING PERSON

            CO





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ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Salton/Maxim Housewares, Inc.
         ("Salton/Maxim"). The executive offices of Salton/Maxim are located at 550 Business Center Drive, Mount Prospect, Illinois 60056.

ITEM 2.  IDENTITY AND BACKGROUND.

         Windmere is a Florida corporation. Windmere's principal offices are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014.

         Windmere has not been convicted in a criminal proceeding in the last five years.

         During the last five years, Windmere has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 11, 1996, Windmere consummated its previously announced transaction with Salton/Maxim pursuant to that certain Stock Purchase Agreement dated February 27, 1996, as amended (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Salton/Maxim issued and sold to Windmere (the "Share Issuance") 6,508,572 newly issued shares of Common Stock of Salton/Maxim, which represents 50% of the outstanding shares of Common Stock of Salton/Maxim after giving effect to the Share Issuance. In consideration for the Share Issuance, Windmere paid Salton/Maxim: (i) $3,254,286 in cash, as described below; (ii) a subordinated promissory note in the aggregate principal amount of $10,847,620 (the "Note"), which Note is secured by substantially all of the assets of Windmere and its domestic subsidiaries and guaranteed by such domestic subsidiaries; and (iii) 748,112 shares of Windmere's common stock. The cash portion of the consideration for the Share Issuance was paid by the cancellation by Windmere of Salton/Maxim's obligation to repay a loan in the principal amount of $3,254,286 which Windmere had made to Salton/Maxim in April 1996. The Note is payable July 10, 2001 and bears interest at 8% per annum payable quarterly. Windmere expects to fund principal and interest payments required under the Note with cash on hand, borrowings or other sources, or a combination thereof. Windmere was also granted an option to purchase up to 485,000 shares of Common Stock at $4.83 per share, which option is exercisable only if and to the extent that options to purchase shares of Common Stock which were outstanding on February 27, 1996 are exercised (as of the date hereof, no portion of the option granted to Windmere is exercisable).


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ITEM 4.  PURPOSE OF TRANSACTION.

         Windmere has acquired the Common Stock of Salton/Maxim for the purpose of making an investment in Salton/Maxim and not with the view to, or for resale in connection with, any distribution thereof. Windmere has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. Windmere does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of its shares of Common Stock.

         The shares of the Common Stock of Salton/Maxim owned by Windmere have not been registered under the Securities Act of 1933, as amended, but Windmere has been granted certain registration rights with respect to such shares pursuant to the registration rights agreement referred to in Item 6 below.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         To the best knowledge of Windmere, Windmere is the beneficial owner of 6,508,572 shares of Common Stock of Salton/Maxim or approximately 50% of the Common Stock of Salton/Maxim currently outstanding. Windmere has the sole power to vote and dispose of all of its shares of Common Stock of Salton/Maxim, subject to the provisions of the stockholder agreement referred to in Item 6 below.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Share Issuance, Windmere and Salton/Maxim also entered into a Stockholder Agreement (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Windmere is entitled to designate for election, so long as its ownership does not fall below 15% of the outstanding Common Stock, that percentage of Salton/Maxim's directors as is proportionate to its stock ownership percentage; provided that the number of directors designated by Windmere will in no event exceed 50% of the total number of directors. The following persons designated by Windmere were elected as directors of Salton/Maxim on July 11, 1996: David M. Friedson, Chairman of the Board, President and Chief Executive Officer of Windmere; Harry D. Schulman, Senior Vice President of Windmere; Laurence S. Chud, M.D., Vice President Investment Banking of CP Baker & Company; and James Connolly, President of KQED Books and Video. There is now a total of eight directors serving on the Salton/Maxim Board of Directors.

         The Stockholder Agreement also contains provisions which, subject to specified time periods and exceptions, restrict the acquisition by Windmere of shares of Common Stock of Salton/Maxim that would increase its percentage ownership interest.

         Windmere and Salton/Maxim also entered into a Registration Rights Agreement (the "Registration Agreement"). Subject to the restrictions on disposition of shares contained in the Stockholder Agreement, the Registration Agreement gives Windmere certain demand and piggyback registration rights with respect to its shares


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         of Common Stock of Salton/Maxim.  Expenses relating to registrations
         (other than selling expenses and commissions) will generally be payable by Salton/Maxim.

         The foregoing description of the Stock Purchase Agreement and the documents contemplated thereby, including the Note, the Stockholder Agreement and the Registration Agreement, and the transactions contemplated by such documents, does not purport to be complete and is qualified in its entirety by reference to each of such documents, copies of which are filed as exhibits hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Stock Purchase Agreement dated February 27, 1996, as amended, between Windmere and Salton/Maxim.

         (b) Stockholder Agreement dated July 11, 1996 between Windmere and Salton/Maxim.

         (c) Registration Rights Agreement dated July 11, 1996 between Windmere and Salton/Maxim.





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                                   SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         July 17, 1996
                                  -------------------------------
                                            (Date)



                                  /s/ Harry D. Schulman
                                  -------------------------------
                                  Harry D. Schulman
                                  Senior Vice President





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                               INDEX TO EXHIBITS


Exhibit No.                  Description                    Sequential Page No.
- -----------                  -----------                    -------------------


     2.1         Stock  Purchase  Agreement  dated  February  27,
                 1996, as amended, between Windmere and Salton/Maxim.

     2.2 Stockholder Agreement dated July 11, 1996 between Windmere and Salton/Maxim.

     2.3 Registration Rights Agreement dated July 11, 1996 between Windmere and Salton/Maxim.